November 20, 2009
VIA EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Yolanda Crittendon
Staff Accountant
Re:	The Corporate Executive Board Company Form 10-K/A for Fiscal Year Ended December 31, 2008 Filed April 23, 2009 Form 10-Q for Fiscal Quarter Ended June 30, 2009 Filed August 10, 2009 File No. 000-24799
Dear Ms. Crittendon:
This letter responds to the Staff’s comment letter dated November 2, 2009 (the “Comment Letter”) with respect to the filings of The Corporate Executive Board Company (“CEB”) described above. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses.
SEC Comment
Form 10-K/A
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
1. Refer to the third paragraph. We note as a result from a change in the accounting treatment the company restated its financial statements to reflect an adjustment to rent expense. Specifically, management re-evaluated the lease terms and concluded that rent increases should have been accounted for as fixed increases as oppose to contingent increases. Based upon this description, it appears that the restatement occurred as result from an error as defined in paragraph 2(h) of SFAS 154. If true, please revise your disclosure in future filings to correctly describe the restatement.

United States Securities and Exchange Commission
November 20, 2009

Response
The restatement occurred as a result of an error as defined by paragraph 2(h) of SFAS 154. In future filings when discussing the restatement, we will revise our disclosure to describe the restatement as such.
SEC Comment
Results of Operations, page 19
Contract Value, page 20
2. We note that based on the definition of Contract Value, as defined on page 17, it appears that this may be a non-GAAP measure. Clarify how you met the disclosure requirements of Item 10(e) of Regulation S-K.
Response
Item 10(e)(2) of Regulation S-K defines a non-GAAP financial measure as a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that excludes (includes) amounts, that are included (excluded) in the most directly comparable measure calculated in accordance with GAAP.
As disclosed in our Form 10-K/A, we define Contract Value as the aggregate annualized revenue attributed to all membership agreements in effect at a given point in time, without regard to the remaining duration of such membership agreements. That is, Contract Value is a snapshot measurement of total annualized revenues for all membership agreements in place at that time.
Contract Value does not measure our historical or future financial performance; rather, it is an operating measure of our business at a point in time. In addition, it does not have a comparable GAAP measure (unlike EBITDA, for which net income is the most comparable GAAP measure). Accordingly, there is no way in which to reconcile Contract Value to a GAAP measure.
Contract Value is an operating measure commonly used in our industry. We note that three peer companies (Gartner, Inc.; Forrester Research, Inc.; and the Advisory Board Company) each present Contract Value, or a similar statistic, as operating information and do not treat it as a non-GAAP measure subject to reconciliation. Taking all of these factors into account, we do not believe that Contract Value is a non-GAAP financial measure. It does not fit within the definition of a non-GAAP financial measure set forth in Item 10(e)(2) of Regulation S-K, and it is an operating measure that is expressly excluded from such definition in accordance with Item 10(e)(4) of Regulation S-K.

United States Securities and Exchange Commission
November 20, 2009

SEC Comment
Financial Statements and Notes
Note 2 — Restatement and Summary of Significant Accounting Policies, page 34
Revenue Recognition, page 38
3. We note that your members may request a refund of their membership fees during the membership term. As it is disclosed in the first paragraph on Page 10, we note that you maintain allowances for estimated losses resulting from members’ refund requests. Please tell us the amounts that were refunded to customers and reserved for estimated losses resulting from members’ refund for the year ended December 31, 2008, and for quarter ended June 30, 2009. To the extent that these amounts are deemed material, please tell us how both refund costs incurred and the allowance for estimated losses resulting from members’ refund requests are presented in your financial statements as well as how it impacts deferred revenue.
Response
We do not maintain an allowance for estimated losses resulting from members’ refund requests. Under our standard membership agreement, if a member requests a refund during the membership term, we would provide that refund under our service guarantee on a prospective, pro-rata basis relative to the remainder of the membership term. Because the amount of any refund will relate only to the unused portion of the membership fee (which will not yet have been recognized in revenues), a refund will not have any impact on revenues that have been recognized, rather, it only impacts remaining amounts included within the deferred revenue balance on our balance sheet.
In response to the Staff’s comment, we have reviewed the Risk Factor disclosure that appeared in the first paragraph on page 10 of our Form 10-K/A and will revise that Risk Factor in future filings to remove any reference to the maintenance of an allowance for estimated losses.
As an example of the accounting for a refund, when a member agrees to a one-year, $36,000 membership, the amount of the membership is included in deferred revenue and would be recognized on a straight-line basis across the twelve months of the membership term. If, three months into the membership term, the member cancels the membership and requests a refund, we would refund $27,000, which would be the unrecognized (or unearned) revenues related to the membership. Upon payment of the pro-rata refund to the member, we would reverse the $27,000 out of deferred revenue. As such, there would be no impact to the statement of operations.
As disclosed in the second paragraph of “Our Pricing” on page 7 of our Form 10-K/A, in 2008 members requested pro-rata refunds for 356 memberships (approximately 2.3% of all memberships sold) pursuant to the service guarantee. The total amount refunded to members for the year ended December 31, 2008 was $5.1 million and for the quarter ended June 30, 2009 it

United States Securities and Exchange Commission
November 20, 2009

was $0.7 million. As noted above, there were no estimated losses for these pro-rata refund requests as the unrecognized revenue amounts were included in deferred revenue.
As a separate matter, we maintain an allowance for uncollectible revenue that is discussed in the response to the Staff’s 5th comment below.
SEC Comment
4. In addition, tell us and disclose in future filings the factors used to arrive at your allowance for estimated losses resulting from members’ refund requests. Also clarify why this allowance is not listed within your Schedule II-Valuation and Qualifying Accounts on page 60.
Response
As discussed in the response to the prior comment, we do not maintain an allowance for estimated losses resulting from members’ refund requests. As such, no disclosure is included within the Schedule II-Valuation and Qualifying Accounts on page 60.
SEC Comment
Allowance for Uncollectible Revenue, page 37
5. We note your disclosure states that the allowance for uncollectible revenue is being shown as a reduction in revenue. However, it appears that the allowance is being shown as a reduction in accounts receivable. Please advise. To the extent it is being shown as a reduction in revenue, explain to us your basis in GAAP to support your accounting treatment. Refer to Rule 5-03 of Regulation S-X.
Response
The allowance for uncollectible revenue is shown as a reduction in accounts receivable. Provisions (or charges) for uncollectible revenues are recorded against earnings as a reduction in revenues. The provision for uncollectible revenues is shown as a reduction in revenues as it reflects the measurement of likely and probable losses of earned revenues recognized (i.e., right of return) for which we have not yet collected the membership fee. The majority of membership fees receivable that we have historically written off are the result of “returns” (i.e., concessions of unpaid receivables) for services previously provided, as opposed to bad debt write-offs. Since our inception and consistent with industry practice, we have considered these rights of returns to be a reduction in revenues in accordance with ASC 605-15-45-1.
SEC Comment
Note 17-Segments and geographic areas, page 52

United States Securities and Exchange Commission
November 20, 2009

6. We note that you did not separately disclose the operating results for your subsidiary, Toolbox.com, as it did not meet quantitative thresholds. We also note that you deemed goodwill to be impaired as it relates to this subsidiary. Given that this impairment charge represented approximately 60% of net income for the year ended December 31, 2008, please explain to us how you determined that this segment should not be reported separately.
Response
Item 101(5)(b) of Regulation S-K outlines the reporting requirements for each operating segment. Included in this guidance is the reference to the reporting requirements under GAAP. The GAAP criteria for separately reporting an operating segment is defined under ASC 280-10-50-10. These criteria include the measurement of quantitative thresholds. The quantitative thresholds defined under ASC 280-10-50-12 are as follows:
A public entity shall report separately information about an operating segment that meets any of the following quantitative thresholds:
1.	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

2.	The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:
a.	The combined reported profit of all operating segments that did not report a loss.

b.	The combined reported loss of all operating segments that did report a loss.
3.	Its assets are 10 percent or more of the combined assets of all operating segments.
Our consideration of each of these thresholds is as follows:
1.	The annual revenues of the Toolbox operating segment for each of the three years ended December 31, 2008 were less than 1.5% of total Company revenues.

2.	The Company’s chief operating decision maker reviews profit and loss on an adjusted basis without the effect of restructuring costs, impairment losses, or exit activities (“segment operating profit or loss”). The Company defines this measurement as Adjusted net income and has included a reconciliation of this non-GAAP measure to net income for each quarter of the past two years in our earnings releases. The absolute amount of the Toolbox segment’s loss ($6.8 million) is less than 10% of the absolute amount of the remaining company’s operating profit.

United States Securities and Exchange Commission
November 20, 2009

3.	The assets of the Toolbox operating segment represented approximately 6% of the $446.2 million of total assets at December 31, 2008.
SEC Comment
Form 10-Q for the quarter ended June 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12
Liquidity and Capital Resources, page 17
Toolbox.com, pages 18-19
7. We note that you identified an indicator of possible impairment of the remaining goodwill related to Toolbox.com. However, you determined that it was not impaired. Please tell us and disclose in future filings the following:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions and provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response
We added the following disclosure in our Form 10-Q filed for the period ended September 30, 2009 in response to your comments (and will include this disclosure in future filings as applicable):
“We review the carrying value of goodwill and conduct an impairment test at least on an annual basis. In the second quarter of 2009, we had an indicator of possible impairment relating to the carrying value of the remaining goodwill. Given continued weakness in the online advertising market, revenues, income from operations, and cash flows from operations have fallen below the estimates established as part of the October 1, 2008 annual impairment test. We considered this an indicator of possible impairment, and accordingly, we tested the goodwill for impairment and determined that the remaining carrying value was not impaired. If the test had indicated impairment, then goodwill would have been written down to its fair value. The fair value exceeded the carrying value by an immaterial amount.

United States Securities and Exchange Commission
November 20, 2009

We utilized the income approach (discounted cash flow method) and the market approach (guideline company method and the transaction method) in the determination of the fair value. We have assumed that the expansion of existing communities, the growth and scale of new community platforms, and recovery of the online advertising market will generate additional revenues and cash flows from operations. However, actual performance could be materially different from these forecasts, which could impact future estimates of fair value and may result in further impairment of goodwill. We will continue to monitor against these assumptions and review the remaining goodwill for impairment on at least an annual basis.”
The percentage by which our estimated fair value exceeded the carrying value was approximately 10%, or $2 million. We used both the income approach, based on discounted cash flows, and a market approach, based upon comparable publicly traded companies within the same or similar industries. Both models were weighted equally and fair value was determined using the sum of the results of the each valuation divided by two, the number of valuations.
* * * * *
As requested in the Comment Letter, we acknowledge that:
1. We are responsible for the adequacy and accuracy of the disclosures in the filing;
2. Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
3. We may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (571) 303-4014 or via email at rlindahl@executiveboard.com.

Very truly yours,
/s/ Richard S. Lindahl
Chief Financial Officer

cc: Thomas Monahan, Chairman and Chief Executive Officer
Gregor Bailar, Chairman of the Audit Committee